Exhibit 99.1

AETERNA ZENTARIS INC.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

June 14, 2023

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Aeterna Zentaris Inc. (the “Company”) held on June 14, 2023 via live audio webcast. Each of the matters is described in greater detail in the Company’s management information circular dated May 9, 2023 (the “Circular”).

(a)	The five nominees set forth in the Circular were elected as directors of the Company to hold office until the close of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed. The following are the voting results on this matter:

	FOR	% FOR	AGAINST	% AGAINST
Peter Edwards	401,912	68.94%	181,057	31.06%
Carolyn Egbert	296,499	50.86%	286,470	49.14%
Gilles Gagnon	402,690	69.08%	180,279	30.92%
Dr. Klaus Paulini	317,211	54.41%	265,758	45.59%
Dennis Turpin	298,514	51.21%	284,455	48.79%

(b)	Deloitte LLP was appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	%WITHHELD
Appointment of Auditors	1,157,809	83.18%	234,119	16.82%

Dated this 14th day of June, 2023.

AETERNA ZENTARIS INC.

By:	(signed) Giuliano La Fratta
Name:	Giuliano La Fratta
Title:	Chief Financial Officer